UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,063,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

3,063,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,063,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.04%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,063,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,063,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,063,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.04%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

Item 1.	Security and Issuer.

This statement on the amendment to Schedule 13D (the "Schedule 13D") relates to the Class B common stock, par value $0.01 (the "Class B Common Stock"), of Marchex, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Class B Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Class B Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $10,708,970.  The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The Reporting Persons acquired the Class B Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Class B Common Stock because they believed that the Class B Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons have again increased the size of their position in the Issuer because they believe that the market continues to materially undervalue the Issuer and that the gap between price and value has widened considerably.  With the stock now trading at pennies above its cash value on a per share basis, the Reporting Persons believe that the market is ascribing almost no value to the Issuer's business, intellectual property or net operating loss carryforwards. The Issuer has seen significant increases in operating costs the past two years, primarily for product development and to build an enterprise salesforce and expand internationally.  As a result of the cost expansion and lack of revenue growth, 2016 will likely be the Issuer's first free cash flow negative year, given the Issuer's cash burn through the first three quarters of 2016 and the Issuer's publicly provided guidance on its most recent earnings call.  The Reporting Persons are thus heartened by the Issuer's commitment, via its October 3, 2016 press release, to focus "on returning Marchex to a profitable, cash-generating company as soon as possible."

The Reporting Persons believe that with the right cost structure, the company could earn 10% operating margins.  On the current revenue base, at just 8x operating profit, that would yield a value more than double today's market price.  Additionally, the Issuer has invested over $100 million into product development and infrastructure, per the November 2, 2016 earnings call.  That amount represents nearly 100% of the current market capitalization of the Issuer.  The Reporting Persons believe that the Issuer spent that capital with the intention of earning a good return on it, and that if the Issuer can simply recapture that investment, it would be worth another multiple of the current stock price.  In other words, between cost savings and investment recapture, the Reporting Persons believe that the Issuer's stock could be worth approximately triple the current price per share.  With the business trading near cash levels, the Reporting Persons believe this represents a very compelling risk-reward framework, with meaningful optionality attached to it that could be additive to that value (from business improvement, asset monetization, patent licensing, capital returns to shareholders, etc.).  While the Reporting Persons recognize that the path to value creation will likely not be perfectly linear, they believe that the Issuer's Board of Directors and the Office of the CEO members are economically incentivized to get this right and have a history of working together in value-creating transactions.

Given the Issuer's large cash position, the near-cash valuation of the stock and the commitment to generating cash going forward, the Reporting Persons also believe that an investment in the Issuer's common stock represents one of the most attractive options for the Board to pursue.  Using just $20 million of cash through an accelerated purchase plan would allow the Issuer to buy back nearly 20% of the Company at current prices, which the Reporting Persons believe would be highly accretive to long-term investors.  Such a move would still leave the Issuer with $85+ million of cash, which the Reporting Persons believe would be more than sufficient to manage the turnaround and serve as a strategic asset.  The Reporting Persons also welcome members of the Issuer's management team and Board to take advantage of this opportunity by personally making open market purchases of the Issuer's stock, when regulatory windows permit.

The Reporting Persons further believe that the Issuer occupies a unique niche in the mobile advertising analytics industry and that its strong base of leading global brand customers and stable of products position the Issuer for meaningful, profitable growth in the years to come.  Should the market not recognize that value over time, the Reporting Persons believe that the Issuer could be an attractive target for strategic acquirors, or given its strong balance sheet and commitment to improved free cash flow generation, to financial buyers.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, composition of the Issuer's board of directors and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Class B Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Class B Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Class B Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Class B Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 3,063,187 shares of Class B Common Stock, constituting 8.04% of the shares of Class B Common Stock, based upon 38,102,444 shares of Class B Common Stock outstanding as of November 3, 2016, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2016 filed by the Issuer on November 7, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 3,063,187 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 3,063,187 shares of Class B Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 3,063,187 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 3,063,187 shares of Class B Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class B Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are short put contracts expiring in 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated February 9, 2017, relating to the Class B Common Stock, par value $0.01 of Marchex, Inc. shall be filed on behalf of the undersigned.

February 9, 2017
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
12/21/2016	Class B Common	2,500		2.7498
12/21/2016	Class B Common	3,516		2.7282
12/22/2016	Class B Common	5,100		2.6745
12/23/2016	Class B Common	32,101		2.6966
12/27/2016	Class B Common	19,100		2.6767
12/28/2016	Class B Common	8,400		2.6430
12/29/2016	Class B Common	8,300		2.6486
12/30/2016	Class B Common	3,000		2.6400
12/30/2016	Class B Common	5,000		2.6398
1/3/2017	Class B Common	1,000		2.6500
1/3/2017	Class B Common	1,000		2.6300
1/5/2017	Class B Common	100		2.6500
1/5/2017	Class B Common	1,757		2.6723
1/6/2017	Class B Common	1,500		2.7062
1/6/2017	Class B Common	2,500		2.7100
1/9/2017	Class B Common	1,500		2.6466
1/9/2017	Class B Common	2,000		2.6489
1/10/2017	Class B Common	4,960		2.6358
1/12/2017	Class B Common	2,841		2.6286
1/13/2017	Class B Common	7,927		2.5740
1/13/2017	Class B Common	2,599		2.6200
1/18/2017	Class B Common	1,000		2.5700
1/19/2017	Class B Common	4,000		2.5700
1/20/2017	Class B Common	8,953		2.5518
1/20/2017	Class B Common	20,000		2.5500
1/24/2017	Class B Common	10,000		2.5400
1/30/2017	Class B Common	25,000		2.6500
1/31/2017	Class B Common	10,000		2.7000
1/31/2017	Class B Common	2,900		2.7100
2/2/2017	Class B Common	136,800		2.6833
2/7/2017	Class B Common	5,000		2.6099
2/7/2017	Class B Common	3,897		2.6084
2/8/2017	Class B Common	7,000		2.5469
2/8/2017	Class B Common	4,900		2.5350
2/8/2017	Class B common	7,600		2.5609

SK 27438 0001 7411447